UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cartica Acquisition Corp

(Name of Issuer)
Ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G1995D 109
(CUSIP Number)
Steven J. Quamme Cartica Management, LLC 1775 I Street NW, Suite 900 Washington, D.C. 20006 +1 202 367 3003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 204.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS. Cartica Acquisition Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-1872892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,450,000 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,450,000 *
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,450,000 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% †
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Class B ordinary shares, par value $0.0001 per share, of the Issuer (“Class B Ordinary Shares”), purchased prior to the Issuer’s initial public offering (“IPO”). Such shares will automatically convert into Class A ordinary shares, par value $0.0001 per share, of the Issuer (“Class A Ordinary Shares”) at the time of the Issuer’s initial business combination, or earlier at the option of the holders thereof, as more fully described under the heading “Description of Securities—Founder shares” in the Issuer’s final prospectus for its IPO, dated January 4, 2022 and filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 6, 2022 (File No. 333-261094) (the “Final Prospectus”).

†	Based on 28,750,000 Class A and Class B Ordinary Shares outstanding on January 4, 2022, as set forth in the Issuer’s Final Prospectus.

1	NAME OF REPORTING PERSONS. CCP Master GP, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-0884578
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,980,000 #
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,980,000 #

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,000 #
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% †
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

#	Class A Ordinary Shares of the Issuer, underlying units purchased in the Issuer’s IPO, as more fully described under the heading “Description of Securities—Units” in the Issuer’s Final Prospectus.

†	Based on 28,750,000 Class A and Class B Ordinary Shares outstanding on January 4, 2022, as set forth in the Issuer’s Final Prospectus.

1	NAME OF REPORTING PERSONS. Steven J. Quamme I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,450,000 *
	8	SHARED VOTING POWER 1,980,000 #
	9	SOLE DISPOSITIVE POWER 5,450,000 *
	10	SHARED DISPOSITIVE POWER 1,980,000 #

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,430,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% †
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Class B Ordinary Shares of the Issuer, purchased prior to the Issuer’s IPO. Such shares will automatically convert into Class A Ordinary Shares of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holders thereof, as more fully described under the heading “Description of Securities—Founder shares” in the Issuer’s Final Prospectus.

#	Class A Ordinary Shares of the Issuer, underlying units purchased in the Issuer’s IPO, as more fully described under the heading “Description of Securities—Units” in the Issuer’s Final Prospectus.

†	Based on 28,750,000 Class A and Class B Ordinary Shares outstanding on January 4, 2022, as set forth in the Issuer’s Final Prospectus.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and the Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), of Cartica Acquisition Corp, a Cayman Islands exempted company (the “Issuer”).

The address of the Issuer’s principal executive offices is 1775 I Street NW, Suite 900, Washington, D.C. 20006.

Item 2. Identity and Background.

This Schedule 13D is being filed by Cartica Acquisition Partners, LLC, a Delaware limited liability company ;CCP Master GP, L.P., a Delaware limited partnership; and Steven J. Quamme, pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 99.1 (the “Joint Filing Agreement”). All disclosures with respect to any Reporting Person are made only by such Reporting Person. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to appropriate parties.

Acquisition Partners

(a)	Cartica Acquisition Partners, LLC, a Delaware limited liability company (“Acquisition Partners”). The managing member of Acquisition Partners is Steven J. Quamme.

(b)	The business address of Acquisition Partners is 1775 I Street NW, Suite 900, Washington, D.C. 20006.

(c)	The principal business of Acquisition Partners is to invest in the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Acquisition Partners is organized under the laws of Delaware.

Master GP

(a)	CCP Master GP, L.P., a Delaware limited partnership (“Master GP”). The general partner of Master GP is CCP Master GP GenPar, L.P., a Delaware limited partnership (“Master GP GenPar”). The general partner of Master GP GenPar is CCP Ultimate GP, LLC, a Delaware limited liability company (“Ultimate GP”). Steven J. Quamme, Farida Khambata and Teresa C. Barger are members of Ultimate GP. Steven J. Quamme, Farida Khambata and Teresa C. Barger directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control Master GP, Master GP GenPar and Ultimate GP.

(b)	The business address of Master GP is 1775 I Street NW, Suite 900, Washington, D.C. 20006.

(c)	The principal business of Master GP is to own and invest in Cartica Capital Partners GP, Ltd., a Cayman Islands exempted company (“Capital Partners GP”) and Cartica Investors II GP, LLC, a Delaware limited liability company (“Investors II GP”). The principal business of Capital Partners GP is to act as the general partner of Cartica Investors, L.P., a Cayman Islands exempted limited partnership (“Investors I”). The principal business of Investors II GP is to act as the general partner of Cartica Investors II, L.P., a Delaware limited partnership (“Investors II”). The principal business of each of Investors I and Investors II is to pursue investments.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Master GP is organized under the laws of Delaware.

Steven J. Quamme

(a)	Steven J. Quamme.

(b)	The business address of Steven J. Quamme is 1775 I Street NW, Suite 900, Washington, D.C. 20006.

(c)	Steven J. Quamme is a director of the Issuer, the managing member of Acquisition Partners and a member of Ultimate GP. Farida Khambata is also a director of the Issuer, and Farida Khambata and Teresa C. Barger are also members of Ultimate GP. Steven J. Quamme, Farida Khambata and Teresa C. Barger directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control Master GP, Master GP GenPar and Ultimate GP.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Steven J. Quamme is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On February 9, 2021, in connection with the organization of the Issuer, Acquisition Partners paid $25,000, or approximately $0.003 per share, for 7,187,500 Class B Ordinary Shares of the Issuer, in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The source of the funds used to acquire such securities was the working capital of Acquisition Partners. On April 24, 2021, Acquisition Partners transferred 75,000 of such securities to each of four director nominees of the Issuer, and on October 31, 2021, Acquisition Partners surrendered 1,437,500 of such securities. As a result of the foregoing, the total number of such securities held by Acquisition Partners was 5,450,000 Class B Ordinary Shares.

On January 4, 2022, Investors I and Investors II purchased units of the Issuer in the Issuer’s IPO. Each unit had a public offering price of $10.00 and consists of one Class A Ordinary Share and one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to the adjustments, terms and limitations described in the Issuer’s Final Prospectus (the “public warrants”). Investors I purchased 1,342,918 units at the public offering price, for an aggregate offering price of $13,429,180. Investors II purchased 637,082 units at the public offering price, for an aggregate offering price of $6,370,820. The source of the funds used by each of Investors I and Investors II to acquire its securities was the working capital of such investor.

Item 4. Purpose of Transaction.

None of the Reporting Persons has any plans or proposals which may relate to or result in any of outcomes specified in Items 4(a) through (j) of Schedule 13D, except to the extent (if any) that Steven J. Quamme, may do so solely in the course of exercising his duties as a director of the Issuer.

The Issuer was organized on February 9, 2021 as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Acquisition Partners serves as the Issuer’s sponsor, and acquired the Issuer’s Class B Ordinary Shares to facilitate the Issuer’s organization and enable it to commence the preparation of its IPO. Acquisition Partners’ ability to dispose of its Class B Ordinary Shares is subject to lockup restrictions, as described further in Item 6 below.

In addition to acquiring the Class B Ordinary Shares, Acquisition Partners also acquired a total of 15,900,000 private placement warrants of the Issuer, for a purchase price of $1.00 per whole warrant, in a private placement that closed simultaneously with the closing of the IPO. Each private placement warrant entitles the holder to purchase one Class A Ordinary Share at $11.50 per share, subject to the adjustments, terms and limitations described in the Issuer’s Final Prospectus (the “private placement warrants”). The private placement warrants are not exercisable until 30 days after the completion of the Issuer’s initial business combination and are subject to lockup restrictions, as described further in Item 6 below.

Investors I and Investors II acquired their units, and the Class A Ordinary Shares underlying them, for investment purposes and in support of the Issuer’s IPO. Neither Investors I nor Investors II is constrained in its ability to dispose of its Class A Ordinary Shares by any lockup restrictions.

In addition to acquiring their units and the Class A Ordinary Shares underlying the units, Investors I and Investors II also acquired the public warrants underlying the units. The public warrants are not exercisable until 30 days after the completion of the Issuer’s initial business combination, as described further in the Issuer’s Final Prospectus. The public warrants are not subject to any lockup restrictions.

The Reporting Persons may make further acquisitions of securities of the Issuer at any time and from time-to-time and, subject to certain restrictions, including the restrictions described further in Item 6, below, may dispose of any or all of their securities of the Issuer at any time and from time-to-time, depending on their ongoing evaluations of their investments in such securities, prevailing market conditions, other investment opportunities and other factors.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	As of the date of this Schedule 13D, the aggregate numbers and percentages of Ordinary Shares beneficially owned by the Reporting Persons is as follows:

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned †
Acquisition Partners	5,450,000	0	5,450,000	19.0%
Master GP	0	1,980,000	1,980,000	6.9%
Steven J. Quamme	5,450,000	1,980,000	7,430,000	25.8%

†	Based on 28,750,000 Class A and Class B Ordinary Shares outstanding on January 4, 2022, as set forth in the Issuer’s Final Prospectus.

Each person identified in the table above disclaims any beneficial ownership of the reported shares, other than to the extent of any pecuniary interest such person may have therein, directly or indirectly.

(c)	None of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Each of the agreement summaries set forth below is qualified in its entirety by reference to the applicable agreement itself, a copy of which has been made an exhibit to this Schedule 13D.

Securities Subscription Agreement between the Issuer and Acquisition Partners

On February 9, 2021, in connection with the organization of the Issuer, Acquisition Partners entered into a subscription agreement with the Issuer, pursuant to which it paid $25,000, or approximately $0.003 per share, for 7,187,500 Class B Ordinary Shares of the Issuer, in a transaction exempt from registration under the Securities Act. On April 24, 2021, Acquisition Partners transferred 75,000 of such securities to each of four director nominees of the Issuer, and on October 31, 2021, Acquisition Partners surrendered 1,437,500 of such securities. As a result of the foregoing, the total number of such securities held by Acquisition Partners was 5,450,000 Class B Ordinary Shares.

Registration and Shareholder Rights Agreement among the Issuer, Acquisition Partners and Others

On January 4, 2022, Acquisition Partners and certain other holders of Ordinary Shares entered into a registration and shareholder rights agreement with the Issuer pursuant to which Acquisition Partners and such signatories are entitled to certain registration rights with respect to private placement warrants, warrants issuable upon conversion of working capital loans to the Issuer (if any) and the Class A Ordinary Shares issuable upon exercise of the foregoing and upon conversion of the Class B Ordinary Shares, and pursuant to which Acquisition Partners is entitled, upon consummation of the Issuer’s initial business combination, to nominate up to three individuals for appointment to the Issuer’s board of directors, so long as Acquisition Partners holds any securities covered by the registration and shareholder rights agreement.

Letter Agreement among the Issuer, Acquisition Partners and the Issuer’s directors and executive officers

On January 4, 2022, Acquisition Partners and each director and executive officer of the Issuer entered into a letter agreement with the Issuer pursuant to which Acquisition Partners and each director and executive officer agreed not to transfer, assign or sell any of their Class B Ordinary Shares until the earliest of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to the Issuer’s initial business combination, (x) if the closing price of the Issuer’s Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property; provided, that any of the Issuer’s directors and executive officers who are tax residents of India will be able to transfer, assign or sell their Class B Ordinary Shares upon the completion of the Issuer’s initial business combination, in light of the Indian tax exposure they may experience upon the completion of such initial business combination. Any permitted transferees would be subject to the same restrictions and other agreements of Acquisition Partners and the directors and executive officers with respect to any Class B Ordinary Shares.

In addition to the foregoing transfer restrictions, a portion of Acquisition Partners’ Class B Ordinary Shares shall not vest until the closing of the Issuer’s initial business combination, and the remainder are subject to vesting based on share price performance targets following such initial business combination. Acquisition Partners Class B Ordinary Shares that do not vest within the vesting period will be cancelled and forfeited by Acquisition Partners.

Specifically, Acquisition Partners has agreed that it shall not sell, transfer or otherwise dispose of, or grant any interest in or to, its Class B Ordinary Shares in any specified tranche of such Class B Ordinary Shares unless, until and to the extent that a Release Event (as defined below) has occurred with respect to such tranche. Upon the eighth (8th) anniversary of the closing of the Issuer’s initial business combination, if any of Acquisition Partners’ Class B Ordinary Shares have not been subject to a Release Event, such Class B Ordinary Shares will be cancelled and forfeited by Acquisition Partners. Nevertheless, at all times prior to such cancellation and forfeiture of any Acquisition Partners Class B Ordinary Shares, Acquisition Partners shall be entitled to vote all such Class B Ordinary Shares, shall be entitled to receive all dividends and distributions, if any, paid in respect of such Class B Ordinary Shares and in respect of such Class B Ordinary Shares shall be entitled to all benefits described in the Issuer’s amended and restated memorandum and articles of association. Acquisition Partners’ Class B Ordinary Shares shall vest, and as a consequence shall no longer be subject to the transfer restrictions described above or to cancellation and forfeiture, in the following tranches, upon the satisfaction of the conditions specified below as to each tranche (the condition or conditions applicable to each specific tranche being referred to herein as the “Release Event” applicable to such tranche):

•	fifty percent (50%) of Acquisition Partners’ Class B Ordinary Shares, upon the closing of the Issuer’s initial business combination;

•	twenty-five percent (25%) of Acquisition Partners’ Class B Ordinary Shares, upon the Return to Shareholders (as defined below) exceeding $12.50 and

•	the remaining twenty-five percent (25%) of Acquisition Partners’ Class B Ordinary Shares, upon the Return to Shareholders exceeding $15.00.

As used above, “Return to Shareholders” means the sum of (i) the per-share market price of the Class A Ordinary Shares (or their post-business combination equivalent) following the Issuer’s initial business combination (measured as the average of the 20 highest daily closing market prices for such shares over any period of 30 consecutive trading days that commences after the closing of such initial business combination) and (ii) the cash or fair market value (as applicable) of each per-share dividend or distribution paid by the Issuer on the Class A Ordinary Shares (or their post-business combination equivalent).

Notwithstanding the foregoing, all of Acquisition Partners’ unvested Class B Ordinary Shares shall vest, and as a consequence shall no longer be subject to the transfer restrictions described above or to cancellation and forfeiture, if:

•	the post-business combination company completes a “going private” transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise ceases to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act;

•	The Class A Ordinary Shares (or their post-business combination equivalent) cease being listed on a national securities exchange;

•	the post-business combination company is amalgamated, merged, consolidated or reorganized with or into another person an “acquirer”), and as a result thereof less than 50.1% (whether by voting or economic interests) of the outstanding equity capital interests of the acquirer is owned in the aggregate by those persons that were holders of the post-business combination company’s ordinary shares (or their post-business combination equivalent) immediately prior to such amalgamation, merger, consolidation or reorganization, excluding from such computation any of the post-business combination company’s ordinary shares (or their post-business combination equivalent) held at such time by the acquirer or any affiliate of the acquirer; and

•	certain other conditions are met, as described in the letter agreement

Notwithstanding the foregoing transfer restrictions imposed on Acquisition Partners’ unvested Class B Ordinary Shares, at or prior to the closing of the Issuer’s initial business combination, Acquisition Partners Class B Ordinary Shares may be transferred to any third party providing equity or debt financing for the Issuer’s initial business combination or in respect of any related transaction, without the consent of any other person, and any Acquisition Partners Class B Ordinary Shares so transferred will reduce the number of Acquisition Partners Class B Ordinary Shares subject to the foregoing vesting and transfer restrictions (with such reduction allocated pro rata among each Release Event). Unless otherwise agreed in writing by Acquisition Partners and the third party receiving such Acquisition Partners Class B Ordinary Shares, no such transferred Class B Ordinary Shares will be subject to the transfer restrictions or vesting conditions set forth above, but would remain subject to any other agreements of Acquisition Partners. Any other permitted transferees would be subject to the same vesting and transfer restrictions and other agreements of Acquisition Partners with respect to any Class B Ordinary Shares.

Forward Purchase Agreement among the Issuer, Investors I and Investors II

On January 4, 2022, Investors I and Investors II entered into a forward purchase agreement with the Issuer that provides for the purchase of an aggregate of up to 3,000,000 forward purchase shares, each consisting of one Class A Ordinary Share, for $10.00 per share, or an aggregate purchase price of up to $30,000,000, in a private placement to close substantially concurrently with the closing of the Issuer’s initial business combination, subject to approval at such time by the investment committee of Management, LLC. The forward purchase shares will be identical to the Class A Ordinary Shares included in the units sold in the Issuer’s IPO, except that they will be subject to certain registration rights, as described in the agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Securities Subscription Agreement, dated as of February 9, 2021, between the Issuer and Acquisition Partners (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 16, 2021).

10.2	Registration and Shareholder Rights Agreement among the Issuer, Acquisition Partners and the Holders signatory thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 10, 2022).

10.3	Letter Agreement among the Issuer, Acquisition Partners and each director and executive officer of the Issuer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 10, 2022).

10.4	Forward Purchase Agreement among the Issuer, Investors I and Investors II (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 10, 2022).

99.1	Joint Filing Agreement, dated January 14, 2022.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2022

CARTICA ACQUISITION PARTNERS, LLC

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Managing Member

CCP MASTER GP, L.P.

By:	CCP Master GP GenPar, L.P.,
its general partner
By:	CCP Ultimate GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

STEVEN J. QUAMME

/s/ Steven J. Quamme
Steven J. Quamme